Exhibit 99.1

GETTY COPPER INC.	Trading Symbol TSX V: GTC July 22, 2009

Getty Copper Receives a Positive Preliminary Feasibility Study from West Coast Environmental and Engineering on The Getty Project.

NEWS RELEASE

West Coast Environmental and Engineering (WCE) has completed an  independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009  covering the Getty North and Getty South claims (together the “Getty  Project”).  This PFS will be filed on www.SEDAR.com as a technical report within 45 days.  WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada.  The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962.  Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

The purpose of the PFS is to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100 % project basis (meaning the PFS includes 100 % of the Getty South claims although it is only 50 % owned by Getty).

A summary of the updated copper and molybdenum Indicated and Inferred Mineral Resource estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided below in Table 1-1.  These resources were modeled by Mr. Ed Switzer using MineSight software and vetted by the NI 43 101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd Fayram and Mr. Paul Gann.  As seen, a total of 86.561 million tonnes of Indicated Resources at an average copper grade of 0.400 % Cu has been determined by WCE.  An additional 22.097 million tonnes of Inferred Resources at a copper grade of 0.352 % Cu has been determined by WCE. The inferred resources were not used in the PFS calculations.

Table 1-1 Summary of Getty Indicated and Inferred Mineral Resource Estimates.

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu %	Mo %
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---
Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu %	Mo %
North	8.089	0.419	0.005
South	14.008	0.314	No Data
Total	22.097	0.352	---

The key assumptions and parameters used in the Getty Project mineral resource and reserve estimates are as follows:

Specific gravity for: Getty North = 2.6   Getty South = 2.76;

Pit Slope = 52 degrees overall; Overall Stripping Ratio = 2.6 Waste to Ore

The strip ratio is 2.3 to 1 in the South, 2.8 to1 in the North.

Mining Cost = $1.60 CDN/average per tonne both ore and waste;

Processing Cost = $12.94 CDN/tonne ore;

General and Admin = $0.76 CDN/tonne ore;

Copper Price = $3.91CDN/lb using a 36-Month Trailing Average;

Molybdenum Price (MoO3) = $34.87 CDN/lb using a 36-Month Trailing Average deescalated to $17.53 CDN/lb by year 7 of the project life;

Copper Recovery = 91%.  Molybdenum Recovery = 50%.  (These metallurgical recoveries are based on multiple test results and industrial operating data).

A summary of the updated copper and molybdenum Probable Mineral Reserve estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided in   Table 1-2.  These resources were computer modeled by Mr. Ed Switzer and vetted by the NI 43 101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd Fayram and Mr. Paul Gann.  As seen, a total of 86.561 million tonnes of Probable Mineral Reserves at a copper grade of 0.400 % Cu and a cutoff grade of 0.17 % Cu has been determined by Mr. Switzer.  Using the following: Mine Cost @ $1.60 CDN, Plant Cost $12.94 CDN, G&A $0.64 CDN, Copper Price $3.91 CDN per pound, Copper Recovery 91%.

Table 1-2 Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo %
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits.  The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West.  To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes.  In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted.  The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone.  The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods.  Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

The Getty South property is currently 50 % owned and controlled by Getty Copper Inc. and 50 % owned by Robak Industries Ltd., a related party.  The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28".  The Getty South property has been examined with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings.  Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997.  The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit.  Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods.  Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category.  Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project.  A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development.  The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report.  This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation.  The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates.  The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery.  The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation.  Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes.  The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site.  A sodium sulphate by product will also be produced and sold.  In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates.  Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum.  Further, based on the  financial and technical outcomes of metallurgical process detailed in the WCE PFS, Getty Copper Inc. is no longer planning to use Innovat Limited's hydrometallurgical technology or pursue an exclusive agreement to do so.

Revenues from on-site copper cathode and molybdenum trioxide production and sales are based on an overall metallurgical recovery of 91 % Cu and 50 % Mo over the life of the mine and using a three-year trailing average copper and molybdenum market price of $3.91 CDN and $34.87 CDN per pound respectively.  The three year average price structure utilized reflects the criteria commonly employed for United States Securities and Exchange Commission (SEC) reserve estimations, under Guideline 7.  Under SEC guidelines all required production permits must be in hand before mineralization can be classified as reserves.  In addition, over the life of the mine the molybdenum price is deescalated by WCE in the PFS to a final price of $17.53 CDN per pound.

Overall cash operating costs for the Getty Project including mining, processing and support are estimated at $19.47 CDN per tonne of ore.  The capital cost for the Getty Project is estimated at $428.2 million CDN with $18.98 million CDN in sustaining capital required over the life of the mine.  Overall, WCE calculates the Getty Project has a pre tax Net Present Value (NPV) of $655.3 million CDN at a 0 % discount rate. (For comparison, at a discount rate of 2 % the pre tax NPV is  $ 493.6 million CDN and at a discount rate of 4 % the pre tax NPV is $ 368.4 million CDN).  The estimated time to payback the capital expenditure is about 5.46 years at no imputed interest.  The total net cash flow for the project is estimated at $655.3 million CDN while the Internal Rate of Return (IRR) is 16.44%. Further, a comprehensive economic sensitivity analysis was performed by WCE. The copper price (and of course, the copper grade) along with operating cost, were found to have the most impact on the project economics. At a drop of 20 % in copper price the pre tax NPV is $ 190.2 million CDN while at a drop of 10 % in the copper price the pre tax NPV is $424.9 million CDN. Correspondingly, a rise in copper price of 10 % increases the pre tax NPV to $ 884.0 million CDN. Figure 1-1 below illustrates this and all includes pertinent project parameters analyzed by WCE. These figures do not represent the Getty-only values as the 50 % carried interest of Robak has not been separately accounted for.

Figure 1-1. Sensitivity Analysis Pre Tax NPV (0%).

The project is subject to a 1½ % net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved, a permit under the Mines Act of British Columbia will need to be obtained.  The report contemplates reclamation and closure costs of $8,680,000 CDN.

Net Revenue will be subject to federal income tax at the rate of 21.6 % of net income with an allowance for mining royalties.  Provincial Income tax is charged at the rate of 14.36 % of net income less provincial mining tax of 13%.  (Property taxes were included in the model)

Dr Corby Anderson, Getty President commented, “Getty Copper Inc. is pleased to receive this independent, comprehensive, positive engineering study.  The independent engineering work done by WCE has now given Getty a clear path forward for further and immediate project development.  Getty Copper Inc. now plans on  aggressively pursuing financing to advance   the Getty Project with a focus on continuing through the final feasibility study stage and putting the deposits into production.”

This press release has been read and approved by Paul Gann P.Geo. who is registered in British Columbia and a Qualified Person under NI 43 101 guidelines.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson President and COO

For further information please contact:

Dr. Corby G. Anderson QP CEng FIChemE

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC, V3K 3P1

Phone: 604-931-3231

Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements".  All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies.  Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Getty Project.  Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Getty Project or of the Company's future performance.  Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements.  Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all.  The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project.  The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions.  For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also refers to reports that use the terms , 'indicated resources' and 'inferred resources'.  Getty Copper Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.